Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

April 2, 2009

VIA EDGAR CORRESPONDENCE AND ELECTRONIC MAIL

Ms. Michele Roberts, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo Advantage VT International Core Fund
Wells Fargo Variable Trust
File Nos. 33-74283 and 811-09255

Dear Ms. Roberts:

Thank you for your verbal comments and suggestions of Monday, March 30, 2009, to the Post-Effective Amendment No. 22 to the Trust’s Registration Statement on Form N-1A, as filed on March 12, 2009, on behalf of the Wells Fargo Advantage VT International Core Fund (the “Fund”). This letter describes the changes we have made to Post-Effective Amendment 22 in response to your comments, and reiterates our request for acceleration of the filing as previously made in separate correspondence on March 13, 2009.

For your convenience, your comments are summarized below, immediately followed by our responses to each of the items.

Comment 1:

You requested comment on the use of the word “theses” in the principal investment strategies section of the N-1A disclosure of the VT International Core Fund.

Response to Comment 1:

We intended the word to refer to the plural of the word “thesis.” As we discussed, that word will remain in the text of the principal investments strategies section of the Form N-1A disclosure for the Fund.

Ms. Michele Roberts

April 2, 2009

Comment 2:

You requested that we reconsider use of the defined term “Gross Expenses” in footnote #2 of the Financial Highlights section of the VT International Core Fund, suggesting perhaps that we simply use the word “expenses” as it appears in the table itself.

Response to Comment 2

We have removed the term “Gross Expenses” in footnote 2 to the Financial Highlights. Specifically, we have removed the second sentence of the footnote which previously read: “The ratio of Gross Expenses to Average Net Assets reflects the expense ratio in the absence of any waivers and/or reimbursements,” as that information is already captured in the line item itself which states that it represents the “[r]atio of expenses to average net assets prior to waived fees and reimbursed expenses.”

Request For Acceleration

We also reiterate herein our request for acceleration previously made in our correspondence to the staff on March 13, 2009. Specifically, pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), the undersigned registrant, Wells Fargo Variable Trust (the “Trust”), and its distributor of shares of beneficial interest, Wells Fargo Funds Distributor, LLC, hereby request that Post-Effective Amendment No. 22 to the Trust’s Registration Statement on Form N-1A, as filed on March 12, 2009, incorporating the changes in response to the staff’s comments set forth in this letter, be declared effective on May 1, 2009, or as soon as possible thereafter.

Conclusion

The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and

Ms. Michele Roberts

April 2, 2009

suggestions. If you need additional information, please do not hesitate to contact Lawrence S. Hing at 415-947-4805.

WELLS FARGO VARIABLE TRUST

By: /s/ C. David Messman

C. David Messman
Secretary

WELLS FARGO FUNDS DISTRIBUTOR, LLC

By: /s/ Cara Peck__________________

Cara Peck
President & Secretary

cc:	Michelle Roberts, Esq.,
Division of Investment Management

Marco Adelfio